Exhibit 3.16

EXHIBIT D-2

AMENDED AND RESTATED
CERTIFICATE OF DESIGNATIONS
OF
CLASS 2 UNITS
OF JCM PARTNERS, LLC

(As Created by the Board of Managers
Pursuant to Section 2.1.6 of the Amended and
Restated Operating Agreement, dated as of June 25, 2003)

(As Amended and Restated as of June 22, 2004)

WHEREAS, Section 2.1.6 of that Amended and Restated Operating Agreement dated as of June 25, 2003, as it may be amended thereafter (“Agreement”) of JCM Partners, LLC, a Delaware limited liability company (“Company”), provides that the Board of Managers may create a class of Units by approving a Certificate of Designations for such class; and

WHEREAS, this Amended and Restated Certificate of Designations sets forth the rights, preferences, privileges and restrictions of the Class 2 Units, after giving effect to the First Amendment to Certificate of Designations of Class 2 Units, dated June 22, 2004.

NOW, THEREFORE, BE IT RESOLVED, that the Class 2 Units shall have the rights, preferences, privileges and restrictions set forth herein. Capitalized terms not otherwise defined herein have the meaning set forth in the Agreement.

1.	Designation of Class.

The Company shall have a class of Units which shall be designated “Class 2 Units” (the “Class 2 Units”).

2.	Number of Class 2 Units.

The number of Class 2 Units that may be issued shall not exceed the number of Units authorized for issuance as Units under Section 2.1.2 of the Agreement.

3.	Status of Class 2 Units.

All Class 2 Units shall remain Class 2 Units until converted in accordance with Section 7 of this Certificate of Designations and the terms of the Agreement.

4.	Distributions to Holders of Class 2 Units.

4.1	Priority of Distributions.

The holders of Class 2 Units shall have the right to receive Class 2 Mandatory Monthly Distributions (see Section 4.2 below). The Class 2 Mandatory Monthly Distributions shall be paid in full each month prior to payment of any distributions on any series of Preferred Units or any Additional Distributions to any class of Units. In addition, the Company shall not issue any class of Units with the right to receive any distribution prior to payment of the Class 2 Mandatory Monthly Distributions; provided, however, that the Company is authorized to issue classes of Units or series of Preferred Units with the right to receive Mandatory Distributions on the terms set forth in Section 2.1.4.2(b) of the Agreement without the need to obtain any additional authorization or vote of the Class 2 Units. Class 2 Units shall have the same priority as Class 1 Units for participating in any shortfall as set forth in Section 2.1.4.2(b)(1) of the Agreement. Subject to Section 2.1.4.2(c) of the Agreement, the Class 2 Units shall receive Additional Distributions as determined by the Board in its sole discretion, but at no time will the amount of Additional Distributions be less than the amount that the Class 1 Units receive on a per Unit basis.

4.2	Class 2 Mandatory Monthly Distributions.

The Company shall make a monthly distribution to the holders of Class 2 Units in an amount equal to one-twelfth (1/12th) of eight cents ($0.08) per Class 2 Unit (the “Class 2 Mandatory Monthly Distributions”). If the Company fails, for any reason, to pay any Class 2 Mandatory Monthly Distribution(s) in a timely manner (“Overdue Class 2 Mandatory Monthly Distributions”), the Company shall begin liquidating its assets as quickly as commercially reasonable and shall pay the holders of Class 2 Units interest on any Overdue Class 2 Mandatory Monthly Distributions at the rate of ten percent (10%) per annum. The Company may cease liquidating its assets when the Company no longer has any Overdue Class 2 Mandatory Monthly Distributions.

4.3	Payment.

The Class 2 Mandatory Monthly Distributions shall be paid to the holders of record of Class 2 Units as of the first day of the month and mailed by the Company to such holders of record no later than the last day of each month. In lieu of mailing, the Company may transmit payment to a holder of Class 2 Units in any other manner agreed to in writing by a holder of Class 2 Units.

4.4	Termination of Class 2 Mandatory Monthly Distributions.

The Class 2 Mandatory Monthly Distributions shall remain in effect until the first to occur of the following events (each, a “Class 2 Mandatory Distribution Termination Event”):

4.4.1	The monthly record date immediately prior to the dissolution of the Company pursuant to Section 5.1.1 of the Agreement; or

4.4.2	The closing of a Change of Control Merger or Consolidation. “Change of Control Merger or Consolidation” means any merger or consolidation in which the Company is not the surviving entity, except a transaction that results in the Members of the Company immediately prior to the transaction owning securities representing at least fifty percent (50%) of the voting power of the surviving entity after the transaction.

5.	Class 2 Unit Put Option.

5.1	Timing of Class 2 Put Right; Timing of Payment of Class 2 Put Right.

Each holder of Class 2 Units as of June 30, 2010 (the “Tenth Anniversary Date” or the “Class 2 Put Right Record Date”) will have the right (the “Class 2 Put Right”) to require the Company to redeem some or all of such holder’s Class 2 Units for the Exercise Price (defined in Section 5.4 below) by June 30, 2012 (the “Twelfth Anniversary Date”). The Exercise Price and the manner of exercising the Class 2 Put Right are set forth below. The Company may redeem any Class 2 Units that have been validly put to the Company in accordance with Section 5 herein at any time after the Board of Managers has held the meeting required by Section 5.6 herein and has determined to either

5.1.1	Continue customary operations beyond the Twelfth Anniversary Date, or

5.1.2	Maintain the Company’s existence as a going concern while meeting the requirements of Section 5.6.1 herein (herein, “Early Redemptions”).

Any Early Redemptions shall be at the sole discretion of the Company and shall not be required to be made pro rata or pursuant to any other procedure. Nothing herein shall obligate the Company to make any Early Redemptions.

5.2	Exercise Notice.

Within twenty (20) days after the Class 2 Put Right Record Date, the Company shall send a notice (“Exercise Notice”) by first class mail to all holders of record of the Class 2 Units informing such holders of the Exercise Price and the time in which to notify the Company of their election to exercise their Class 2 Put Right.

5.3	Notice of Exercise by Class 2 Holders.

Each holder of Class 2 Units who desires to exercise his/her Class 2 Put Right shall do so by notifying the Company of such exercise no later than the ninetieth (90th) day after the Tenth Anniversary Date (the “Put Close Date”), on an exercise form to be prepared by the Company and delivered to the holders of Class 2 Units concurrent with the Exercise Notice. Any holder of Class 2 Units who fails to timely exercise its Class 2 Put Right will forfeit such Class 2 Put Right.

5.4	Exercise Price.

The “Exercise Price” for each Class 2 Unit will be determined as follows:

5.4.1	Within ninety (90) days preceding the Class 2 Put Right Record Date, the Company will obtain an appraisal on each of its real properties from one or more MAI appraisers to be selected by the Board of Managers (the “Board”), and may retain a business appraiser, investment bank, or other qualified Person, to appraise the Company’s other assets. Such appraisals are collectively referred to as the “Appraisals.”

5.4.2	The Company’s Board shall retain Certified Public Accountants (“CPAs”) to calculate the collective value of all classes of issued and outstanding Units by preparing a pro forma balance sheet using the appraised values from the Appraisals with allowance for all anticipated costs and expenses (including but not limited to the estimated costs and expenses of liquidating all of the Company’s assets), and using the profit and loss allocation provisions of Article 7 of the Agreement, and otherwise in accordance with generally accepted accounting principles, all of which may be determined by the Board pursuant to specific written instructions to the CPAs.

5.4.3	The total value of all classes of Units as calculated by the CPAs shall then be divided by the total number of Units then outstanding of all classes. This resulting amount is the Exercise Price for each Class 2 Unit and, if accepted by the Board, shall be final and incontestable.

5.4.4	For the purposes of this Section 5.4 only, all Units owned by any wholly-owned subsidiary of the Company shall be treated as if they were not outstanding.

5.5	Transactions After Class 2 Put Right Record Date.

5.5.1	All distributions distributed to electing holders of Class 2 Units subsequent to the Class 2 Put Right Record Date and through June 30, 2011 will be credited against the Exercise Price. All distributions distributed to electing holders of Class 2 Units that are paid to holders of record of Class 2 Units on and after July 1, 2011 shall not be credited against the Exercise Price.

5.5.2	The Board may establish procedures, including, without limitation, the establishment of an escrow and the requirement that the holders of Class 2 Units deliver transmittal letters and assignments, as a condition precedent to distributing the Exercise Price to such holders of Class 2 Units.

5.6	Full or Partial Liquidation to Meet the Put Option.

If a sufficient number of holders of Class 2 Units exercise their Class 2 Put Rights, the continued customary operation of the Company beyond the Twelfth Anniversary Date may not be reasonably feasible. Therefore, no later than ninety (90) days after the Put Close Date, the Board will meet to determine whether the Company can continue customary operations beyond the Twelfth Anniversary Date. If the Board determines in its sole discretion that the Company cannot continue customary operations beyond the Twelfth Anniversary Date, the following will occur:

5.6.1	If the Board determines that the Company can maintain its existence as a going concern and prudently satisfy the Company’s obligations to the holders of Class 2 Units who exercised their Class 2 Put Rights through one or more of the following methods:

5.6.1.1	use of available cash and cash equivalents,

5.6.1.2	the issuance of new Units or Preferred Units in capital raising transactions,

5.6.1.3	other financing transactions, or

5.6.1.4	a partial liquidation of the Company’s assets, then

the Company shall not be liquidated and the Company shall satisfy its obligations to the holders of Class 2 Units who exercised their Put Option in a timely manner. It is the intent of this Section 5.6.1 for the Company to remain a going concern and not to be liquidated, even if substantially all of the Company’s assets are sold in order to satisfy the Company’s obligations hereunder.

5.6.2	If the Board determines that the Company cannot meet the test set forth in Section 5.6.1, then the following will occur:

5.6.2.1	The Class 2 Put Rights shall be null and void, and no holder of Class 2 Units will be entitled to receive the Exercise Price;

5.6.2.2	All of the Company’s assets will be sold as soon as practicable;

5.6.2.3	All owners of Class 2 Units will receive the liquidation distributions to which they are entitled under the Agreement; and

5.6.2.4	The Company will inform all owners of Units and Preferred Units of this decision within one hundred twenty (120) days after the Put Close Date.

6.	Voting Rights.

The holders of the Class 2 Units shall have the voting rights granted to Units in the Agreement, including the right to vote on certain matters as a separate class of Units as set forth in Sections 2.2.2 and 2.2.3 of the Agreement. In addition, provided the Board has first approved such amendment, any amendment to this Certificate of Designations shall require that a majority of the Class 2 Units who are present (by person or proxy) at a duly called and held meeting at which a quorum is present shall be required to approve such amendment, or if no meeting is to be held, then upon the written consent executed by a majority in interest of the outstanding Class 2 Units.

7.	Conversion Rights and Restrictions.

7.1	The Right of Holders of Other Units to Convert to Class 2 Units.

7.1.1	Any holder of Class 1 Units, who has not exercised the holder’s Class 1 Put Right pursuant to Section 5.3 of the Certificate of Designations of Class 1 Units, may convert the holder’s Class 1 Units into Class 2 Units at any time by complying with the procedures herein.

7.1.2	Any holder of Class 1 Units wishing to convert such Units into Class 2 Units must convert the holder’s Class 1 Units on both a Unit-for-Unit basis and a certificate-by-certificate basis by delivering properly completed conversion form(s) to the Company. (The Company has not issued certificates for existing Units. However, the Company has an internal system that creates book entry certificates for the holders of existing Units. The Company issues distribution checks on a book entry certificate-by-certificate basis.)

7.1.3	The Board shall have the right to impose reasonable procedures and controls related to the conversion of other Units to Class 2 Units as permitted by this Section 7 to include requiring holders of other Units to deliver written notice to the Company that the holder elects to convert those Units to Class 2 Units. Any conversion shall be processed according to the Company’s procedures.

7.2	The Right of Holders of Class 2 Units to Convert to Other Units.

7.2.1	The rights and conditions governing the conversion of Class 2 Units to other Units are specified in the Certificates of Designations for those other Units.

7.2.2	When Class 2 Units are converted to another class of Units, the holder shall then hold the new class of Units, and the converted Class 2 Units shall assume the status of authorized but unissued Units. The Company shall at all time reserve and keep available out of its authorized Units sufficient Units to satisfy any the conversion rights granted to holders of Class 2 Units.

8.	No Impairment.

The Company will not, by amendment of the Agreement or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations to be observed or performed by the Company, but will at all times in good faith assist in carrying out all the provisions of this Certificate of Designations and in the taking of all such action as may be necessary or appropriate in order to protect the rights (including but not limited to the conversion rights) of the holders of Class 2 Units against impairment. Notwithstanding any implication to the contrary, the foregoing shall not have the affect of requiring the unanimous approval or consent of each holder of Class 2 Units in order to amend the Agreement or this Certificate of Designations, or to permit the Company to engage in a reorganization, recapitalization, transfer or sale of assets, consolidation, merger, dissolution, or issuance of Units or Preferred Units.

9.	Residual Rights.

Except as expressly provided for herein, the Class 2 Units shall be vested with the rights, preferences, privileges and restrictions accruing to Units under the Agreement.

JCM PARTNERS, LLC
By	/s/ Gayle M. Ing
Gayle M. Ing,
Chief Executive Officer

Dated:	Effective September 24, 2003, as
Amended and Restated as of June 22, 2004